FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

For the period ended October 13, 2006

Commission File Number: 0-28542

                             ICTS International N.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's _home country_), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Item 3.01   Notice of Delisting or Failure to Satisfy a Continued Listing Rule
            for Standard: Transfer of Listing

      As previously reported the Company had received notice of delisting based on the Company's failure to timely file its annual report on Form 20-F. The Company appealed and subsequent to the hearing filed its annual report on Form 20-F prior to any decision by the Hearing Panel. As a result of the filing Nasdaq determined that the Company failed to meet the required $10 million shareholder equity required by Marketplace Rule 4450(a)(3).

      On October 12, 2006 the Hearing Panel advised the Company that the panel had determined to delist the Company shares from the Nasdaq stock market and will suspend trading of the Company's shares effective at the opening of business on Monday, October 16, 2006. The Company intends to appeal the decision. Notwithstanding such appeal, the Company understands that the delisting will not be delayed. In the interim, the Company will seek listing of its securities on the bulletin board followed by listing on the Nasdaq Capital Market.

                                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              ICTS INTERNATIONAL, N.V.
                                                     (Registrant)

                                              By: /s/ Avraham Dan
                                                  ---------------------------
                                                  Avraham Dan, Managing Agent

DATED: October 13, 2006